Correspondence

Tradewinds Universal

501 Mercury Lane
Brea, CA. 92821
855-434-4488
TradewindsUniversal.com
Andrewreadtw@gmail.com

June 20, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention:	Eranga Dias Geoffrey Kruczek

RE:	Tradewinds Universal Registration Statement on Form S-1 Filed December 22, 2023 File No. 333-276233

Dear Ms. Dias and Mr. Kruczek:

We are hereby responding to the letter dated April 3, 2024 (the“Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s S-1 Registration Statement Filed December 22, 2023, File No. 333-276233.

For ease of reference, the text of the Staff’s comment is included in boldface type below, followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1

Financial Statements, page F-1

1. Please update your financial statements and related information. Refer to Rule 8-08(b) of

Regulation S-X for guidance.

RESPONSE:

The S-1/A3 was updated to include the Financial Statements for 12-31-23 and 3-31-24.

Sincerely,

/s/ Andrew Read

President, Tradewinds Universal